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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number

Asia Entertainment & Resources Ltd.
(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Director

On April 7, 2010, Sylvia Lee resigned as a member of the board of directors (“Board”) of Asia Entertainment & Resources Ltd. (“Company”) and from the Board’s audit committee, effective on such date.  Sylvia Lee was a member of the Company’s Audit Committee.  The letter received by the Company from the director is attached hereto as Exhibit 99.1.

Appointment of Officer

Effective April 7, 2010, the Board appointed Sylvia Lee as the Company’s Executive Vice President.  There is no arrangement or understanding between Ms. Lee and any other person pursuant to which Ms. Lee was appointed as Executive Vice President.

Ms. Lee, 46 years old, served as the Company’s president, chief financial officer and secretary from the Company’s inception until June 2008 and as a director from February to April 2010.  Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a M.S. from Florida International University and a B.A. from the University of Hawaii.  Sylvia is the wife of Chien Lee, a director of the Company.

Ms. Lee has participated in the following transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K:

In September 2007, in connection with the Company’s formation, the Company issued 1,150,000 ordinary shares, for an aggregate of $25,000 or approximately $0.02 per share (“Initial Shares,” and the holders of such shares, the “Initial Holders”).  Ms. Lee purchased 517,500 of such Initial Shares.

In June 2008, Chien Lee, Ms. Lee’s husband, transferred 517,500 Initial Shares that he had purchased to CS Capital USA, LLC (“CS Capital”), an affiliate of Mr. and Ms. Lee, and Ms. Lee transferred 172,500 Initial Shares to Bill Haus, 146,625 Initial Shares to each of James R. Preissler and Peter Li and 51,750 Initial Shares to William B. Heyn, all at the same price they originally paid for such shares.  On August 11, 2008, the Company’s Board authorized a dividend of 0.2 shares for each outstanding ordinary share.  CS Capital was issued 103,500 shares as a result of this dividend.

In connection with the consummation of the Company’s initial public offering (“IPO”) and the sale of additional units pursuant to the underwriters’ overallotment option, the Company consummated the private sale of an aggregate of 3,608,000 warrants at $0.50 per warrant to certain of its founders and their affiliates (“Founders’ Warrants”) for an aggregate purchase price of $1,804,000.  CS Capital purchased 3,247,200 of such Founders’ Warrants.  Pursuant to the subscription agreement for the Founders’ Warrants, CS Capital agreed not to sell or transfer the Founders’ Warrants until after the Company consummated a business combination.  The Founders’ Warrants are identical to the warrants underlying the units sold in the IPO, except that if the Company calls the warrants for redemption, the Founders’ Warrants will be exercisable on a cashless basis so long as such warrants are held by the purchasers or their affiliates.

On February 2, 2010, upon consummation of the business combination, the Founders’ Warrants held by CS Capital became exercisable.  In addition, the restriction on transfer contained in the subscription agreement for the Founders’ Warrants lapsed.

Appointment of Directors

On April 7, 2010, the Company’s Board appointed Yeung Lun, Allan, João Manuel Ferreira, and Chui Vai Hou, George, effective immediately, to serve in the classes that will stand for re-election in 2011, 2012 and 2013, respectively.

There is no arrangement or understanding between any of Messrs. Yeung, Ferreira, or Chui and any other person pursuant to which they were appointed as directors of the Company.  Messrs. Yeung, Ferreira, and Chui will be eligible to participate in all non-employee director compensation plans or arrangements available to the Company’s other non-employee directors.  Mr. Yeung has also been appointed as a member of the Company’s audit and compensation committees, Mr. Ferreira has been appointed to the Company’s nominating and audit committees and Mr. Chui has also been appointed to the Company’s audit and nominating committees. None of Messrs. Yeung, Ferreira and Chui has participated in any transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Other Events

Audit Committee

In March 2010, the Company established an audit committee consisting of Mr. Preissler, as chairman, and Mr. Li and Ms. Lee, who was a director at the time but resigned in April 2010.  In April 2010, Messrs. Yeung and Chui were elected to the committee. So that the Company meets the Nasdaq Stock Exchange and other stock exchange listing requirements, the audit committee will now at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Stock Exchange listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.  Messrs. Preissler, Yeung and Chui meet the standards for independence and financial literacy that are required by the Nasdaq Stock Market and other exchanges and Mr. Preissler also meets the standards for an “Audit Committee Financial Expert” required by SEC rules and current stock exchange listing standards.  Upon the election of Messrs. Yeung and Chui, Mr. Li resigned from the committee because, as the Company’s chief financial officer, he is not deemed to be independent, and Ms. Lee resigned from the committee because she ceased to be a director.

The audit committee’s duties, which are specified in the Company’s audit committee charter filed hereto as Exhibit 99.2, include, but are not limited to:

•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in the Company’s annual report on Form 20-F;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	inquiring and discussing with management the Company’s compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by the Company’s independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding the Company’s financial statements or accounting policies; and

•
reviewing and approving any related party transactions the Company may enter into. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Nominating Committee

In April 2010, the Company established a nominating committee consisting of Messrs. Ferreira, as chairman, and Messrs. Lee and Chui, all of whom meet the standards for independence that are required by the Nasdaq Stock Market and other exchanges.  The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the Company’s board of directors. The nominating committee considers persons identified by its members, management, stockholders and others. The guidelines for selecting nominees, which are specified in the nominating committee charter filed hereto as Exhibit 99.3, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;
•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.  The procedures by which security holders may recommend nominees to the Company’s board of directors have not been changed by the formation of the nominating committee.

Compensation Committee

In April 2010, the Company also established a compensation committee consisting of Mr. Lee, as chairman, and Messrs. Ferreira and Yeung, all of whom meet the standards for independence that are required by the Nasdaq Stock Market and other exchanges.  The principal functions of the compensation committee, which are specified in the compensation committee charter filed hereto as Exhibit 99.4, are to:

•	evaluate the performance of the Company’s officers,
•	review any compensation payable to the Company’s directors and officers,
•	prepare compensation committee reports, and
•	administer the issuance of any common stock or other equity awards issued to the Company’s officers and directors.

Exhibits

Exhibit	Description

99.1	Letter dated April 7, 2010 from Sylvia Lee to Lam Man Pou, Chairman of the Board of Asia Entertainment & Resources Ltd.
99.2	Audit Committee Charter
99.3	Nominating Committee Charter
99.4	Compensation Committee Charter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010	Asia Entertainment & Resources Ltd.
(Registrant)

	By:	/s/ Li Chun Ming, Raymond
Chief Financial Officer